Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

September 6, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 1, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Direxion Shares ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Direxion Daily AMZN Bull 1.5X Shares
Direxion Daily AMZN Bear 1X Shares
Direxion Daily GOOGL Bull 1.5X Shares
Direxion Daily GOOGL Bear 1X Shares
Direxion Daily MSFT Bull 1.5X Shares
Direxion Daily MSFT Bear 1X Shares


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi